Exhibit 99.1

Beamr Issues Q1-2026 CEO Letter to Shareholders: Advancing Towards Strategic Account Agreements

Herzliya, Israel, May 27, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

I am pleased to share Beamr’s Q1-2026 updates and achievements. Building on the strategy we outlined in the beginning of the year, we delivered concrete progress this quarter across our main markets in AI video - media and entertainment (M&E) and autonomous vehicles (AV). We are seeing encouraging momentum through customer renewals and expanding engagement with prospective customers, which we hope will advance into strategic account agreements in the coming months.

Since the beginning of 2026 we have participated in five industry conferences and events, holding more than 300 meetings with customers, prospects, and partners, demonstrating our technology and starting new engagements. Our major activities in the AV and broader AI video markets included joint workflows with VAST Data at NVIDIA GTC and with dSPACE at their User Conference - both demonstrating Beamr's content-adaptive compression within their products and solutions. The demonstration with dSPACE - a leading provider of solutions for the development of connected, autonomous, and electrically powered vehicles - validated, for the first time, compression for AV video data in the dSPACE RTMaps ecosystem while preserving machine learning (ML) model accuracy and reducing the volume of video data entering AV pipelines. Beamr and dSPACE plan to extend ML-safe compression testing to additional stages, including video data simulation and hardware-in-the-loop (HIL) testing. The demonstration with VAST Data showcased video solutions powered by GPU-accelerated compression to reduce file sizes while delivering ML-safe results during data ingestion. These collaborations, together with our broader ecosystem partnerships with NVIDIA and AWS, place Beamr's offering inside the platforms used by AI video teams.

As our commercial pipeline advances, we are working towards converting two to three accounts across AV, AI, and M&E into potential “lighthouse” accounts in the coming months. These accounts may include direct customers, OEMs, and distribution partners whose adoption of Beamr unlocks broader market reach. We believe these potential lighthouse accounts, if realized, could serve to meaningfully validate our approach, accelerate broader market adoption, and expand our addressable footprint well beyond the initial deployment scope.

In the past months, we have continued to expand our AV commercial pipeline, having engaged with over a dozen top tier AV companies since the launch of our solution about a year ago. Currently, we have 10 active Proofs of Concept (PoCs). AV sales cycles are typically long, and our pipeline depth reflects sustained effort across these engagements.

AV and AI video teams engaging with our technology are seeing the value of ML-safe compression at scale. As a result, we are now extending running PoCs to include comprehensive analysis of the customers’ video data pipelines, while productizing this analysis as part of our offering. This will enable us to reach monetization much earlier in the commercial funnel.

The composition of our pipeline, and the caliber of organizations engaging with us - handling petabyte-scale datasets and facing critical challenges in storage, networking, and infrastructure - supports our confidence in the trajectory of our business.

Advancing the ML-Safe Video Data Stack for AV and Physical AI

NVIDIA GTC 2026

In March 2026, Beamr presented at NVIDIA GTC in San Jose, debuting a joint demonstration with VAST Data, the AI Operating System company. The demonstration targeted organizations managing massive video datasets in AV, media and entertainment, and other industries, where video-language models (VLMs) enable scalable semantic curation, with efficient search, filtering, and prioritization of training data across petabyte-scale datasets. During GTC, Beamr’s team engaged in 170 face-to-face meetings with customers, prospects, and partners.

dSPACE User Conference

In April 2026, Beamr and dSPACE, a leading provider of solutions for the development of connected, autonomous, and electrically powered vehicles, announced the first joint validation of compression for AV video data inside the dSPACE RTMaps ecosystem. The demonstration presented at dSPACE User Conference showed testing on real-world sequences where Beamr’s Content-Adaptive Bitrate technology (CABR) delivered 31% file size reduction compared to baseline encodes, and 97% reduction relative to uncompressed data, both while preserving ML model accuracy.

Beamr’s technology for robust ML

In May 2026, we published research demonstrating that machine vision models trained on compressed video are more robust than models trained on uncompressed data. The fine-tuned state-of-the-art depth model showed a 30.7% reduction in depth estimation error on vulnerable road users, including pedestrians and motorcyclists, and a 16.0% aggregate reduction for all object classes - while CABR reduced file sizes by 35.2%. We are advancing this research, broadening the evidence base that compression can strengthen, not just preserve, AI model performance.

Beamr presented the new findings together with its AV video data stack at the Smart Mobility Summit. As we extend this research to additional datasets and models, Beamr’s content-adaptive compression is taking on an additional role for AI pipelines at scale, combining efficiency with contribution to model robustness and performance.

Expanding our Leadership in Media and Entertainment

JioHotstar - one of the world’s largest streaming platforms

In February 2026, Beamr announced that JioHotstar renewed its contract with Beamr. JioHotstar uses Beamr's CABR technology to deliver a 30%-50% reduction in storage and bandwidth costs, while preserving the viewing experience its 450 million subscribers expect. Beamr’s solution is integrated across the 300,000 hours of content catalog, including premium live sports and movies.

In the past several months, Beamr also renewed agreements with most of our other major M&E customers, several of which have worked with Beamr over multiple years. These renewals reflect the continued demand for Beamr's video optimization for the leading operations in the M&E sector.

Beamr VISTA Launch and NAB Show 2026

In February 2026, Beamr presented to M&E engineers and leaders at the ACM Mile High Video 2026 conference a validation framework that verifies how compressed and AI-enhanced video preserves quality as human viewers perceive it. The framework spans real-time and cost-effective AI quality enhancement integrating NVIDIA RTX Video Super Resolution; CABR GPU-accelerated video compression; and quality verification tools for human viewers.

Building on that, in April 2026, Beamr launched VISTA, a managed platform for subjective video quality testing at scale. The launch was held at NAB Show in Las Vegas, a flagship event for the M&E industry, and gained significant traction including 80 face-to-face meetings and coverage in industry media.

VISTA emerged from Beamr’s own need to validate CABR performance and addresses a gap many video teams face, by replacing traditional subjective lab tests that take weeks with an automated workflow that delivers clear go/no-go verdicts within days, with statistical confidence. Through VISTA, we are building the quality-validation layer of our AI video infrastructure stack.

Financial Highlights*

During the three-month period ended March 31, 2026, we generated approximately $0.63 million in revenue, essentially in-line with the revenues the company recorded in the three months ended March 31, 2025. Our balance sheet remains solid with $9.6 million of cash and deposits, as of March 31, 2026.

Our efforts over the past few months have expanded Beamr’s strategic relationships with industry leading enterprises, strengthened our commercial foundation, and advanced integration into production AI video workflows. We remain focused on disciplined execution, expanding production deployments, and converting strategic engagement into long-term commercial agreements through 2026 and beyond.

Respectfully,

Sharon Carmel

Chief Executive Officer, Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

*	This unaudited preliminary financial information regarding our revenues for the three months and quarter ended March 31, 2026, is based upon our estimates and subject to completion of our quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

5